82-35029

10 October 2008

08005452

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia
Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

SUPPL

WESTFIELD GROUP (ASX:WDC)
HALF YEAR REVIEW

Attached is the Westfield Group Half Year Review for the 6 months to 30 June 2008. The Half Year Review will be despatched to members on Friday, 17 October 2008.

The Half Year Review can be accessed on the Group's website at www.westfield.com/corporate.

Yours faithfully
WESTFIELD GROUP

SEC
Mail Processing
Section

OCT 14 2008

Washington, DC
105

Simon Tuxen
Company Secretary

PROCESSED
OCT 22 2008
THOMSON REUTERS

Encl.

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HALF YEAR REVIEW 30 JUNE 2008



SEC
Mail Processing
Section

OCT 14 2008

Washington, DC
105

Westfield Holdings Limited ABN 66 001 671 496
Westfield Management Limited ABN 41 001 670 579 AFS Licence 230329
as responsible entity for **Westfield Trust** ARSN 090 849 746
Westfield America Management Limited ABN 66 072 780 619 AFS Licence 230324
as responsible entity for **Westfield America Trust** ARSN 092 058 449

All dollar amounts in Australian dollars unless otherwise stated.



Report to Members

" I am pleased to present this half year review to members covering the results of the Westfield Group for the six months ended 30 June 2008 as well as an overview of the Group's operations for the half year. "

On 27 August 2008, the Westfield Group (ASX:WDC) announced its half year results, reporting operational segment earnings for the six months ended 30 June 2008 of $928 million, up 14.7%. This represents 47.82 cents per security, an increase of 5.5% on a constant currency basis.

The amount available for distribution for the six months, arising from operational segment earnings and related income hedging, was $1,036 million of which $1,033 million was distributed, representing 53.25 cents per security.

Net profit, including asset revaluations and mark to market adjustments for the half year, was $1,285 million.

At 30 June 2008, the Group had total assets of $51.8 billion, gearing of 32.9% and available liquidity of $7.3 billion. The Group's strong balance sheet and single A credit rating ensures it is well placed to access capital markets globally. Since the start of this year the Group has issued or extended an aggregate of $2.1 billion of debt.

During the six months, development gains totalled $211 million with three projects completed at a total cost of $475 million (WDC share $265 million) delivering a weighted average development yield of 9.4%.

Net revaluation of the portfolio excluding redevelopments was up $37 million reflecting increases in comparable net operating income globally, stable valuation capitalisation rates in Australia and higher capitalisation rates for the United Kingdom, United States and New Zealand portfolios. This resulted in valuation increases in Australia that more than offset the valuation decrements in the other markets.

Operating highlights for the half year from the Group's 118 shopping centres include:

> Comparable shopping centre net operating income growth of 3.2%.

> Comparable retail sales growth for the six months in Australia +4.9%, New Zealand (0.2)%, United States (1.9)% and United Kingdom +0.4%.

> Portfolio leased at 97.3%.

> Strong leasing activity with over 2,445 lease deals completed, representing approximately 460,900 square metres of retail space.

As at 30 June, the Group had 11 major projects underway at a forecast cost of $8.3 billion (WDC share $6.7 billion).

The Group will complete five projects in the 2nd half of this year at an aggregate cost of $4.5 billion (WDC share $3.0 billion) including Westfield London, which will open on 30 October. There is solid retailer demand for these projects, all of which are leasing well.

The $3 billion (£1.45 billion) development of Stratford, adjacent to the site of the 2012 Olympic Games, recently commenced and is expected to be completed in 2011 with a forecast development yield in the range of 7.00% - 7.50%.

The Sydney City project is scheduled to commence later this year and together with Stratford, will represent in excess of $4 billion of project starts in 2008.

Outlook

The Westfield Group's quality global portfolio, with high occupancy levels and long term leases based on minimum contracted rents, generates strong and stable cash flows that have been resilient through economic cycles. The combination of the Group's strong financial position and value-creating development program ensures that the Westfield Group is well positioned to deliver sustainable long term growth.

For 2008, the Group forecasts operational earnings growth of around 5.5% per security, on a constant currency basis.

The distribution forecast for the 2008 year remains unchanged at 106.5 cents per security, arising from operational segment earnings and related income hedging.

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Portfolio Summary as at 30 June 2008

	US	AU	UK	NZ	Total
Centres	55	44	7	12	118
Retail Outlets	8,773	11,759	929	1,673	23,134
GLA (million sqm)	5.8	3.6	0.4	0.4	10.2
Westfield Asset Value (billion)[1]	US$16.2	$20.9	£0.9	NZ$3.2	$42.1[1]
Assets Under Management (billion)[2]	US$19.9	$29.5	£4.8	NZ$3.4	$62.9[2]

[1] *WDC share of shopping centre assets and excludes work in progress and assets held for redevelopment*

[2] *WDC and joint venture share of shopping centre assets and includes work in progress and assets held for redevelopment*

Note: Exchange rates as at 30 June 2008 were AUD/USD 0.9609, AUD/GBP 0.4829, AUD/NZ 1.2590

Gross Lettable Area



Australia 35%
New Zealand 4%
United States 57%
United Kingdom 4%

Assets Under Management



Australia 47%
New Zealand 4%
United States 33%
United Kingdom 16%

Group Operating Performance

Australia and New Zealand

	6 months ended 30 June	
	2008	2007
Net Property Income	$640m	$626 m

	30 Jun 08	31 Dec 07
Group Property Investments	$23.4 bn	$22.9 bn
Centres	56	56
Annual Retail Sales	$21.6 bn	$21.5 bn
Retail Outlets	13,432	13,102
GLA (million sqm)	4.0	3.9

The Australian and New Zealand operations contributed operational segment net property income of $640 million for the six months to 30 June 2008 ($626 million for the 6 months to 30 June 2007). Comparable mall income growth was 4.8%. This performance reflects the strong retail conditions in Australia which prevailed during the six months as well as the quality of the portfolios in both regions and the impact of the sale of 50% of Parramatta and 50% of Doncaster in 2007.

At period end occupancy rates continue to be in excess of 99.5% and average specialty store rent per square metre increased by 4.5% over the same time last year.

Retail sales in the Group's 44 Australian centres totalled $19.9 billion for the 12 months to 30 June 2008, representing a 4.2% increase over the previous year. On a comparable basis, total sales increased 5.6% with specialty store sales increasing 6.0%.

Retail sales at the Group's 12 shopping centres in New Zealand totalled NZ$2.0 billion for the 12 months to 30 June 2008, representing a 11.2% increase over the prior year. On a comparable basis, total sales for the year increased by 0.9% with specialty stores sales decreasing 1.3%.

United Kingdom

	6 months ended 30 June	
	2008	2007
Net Property Income	£20m	£24 m

	30 Jun 08	31 Dec 07
Group Property Investments	£0.9 bn	£1.0 bn
Centres	7	7
Retail Outlets	929	926
GLA (million sqm)	0.4	0.4

Operational segment net property income from the UK operations was £20 million for the 6 months to 30 June 2008 (£24 million for the 6 months to 30 June 2007). The decrease in property income this period reflects the sale of a 25% interest in Merry Hill, Castle Court and Tunbridge Wells into the Westfield UK Shopping Centre Fund. Comparable mall income growth for the six months was 0.3%, reflecting the low volume of rent reviews that fell due during the period.

At 30 June 2008, the portfolio was 99.0% leased with average specialty store rent of £663 per square metre, representing a comparable increase of 3.3% over the same time last year.

In the UK, the KPMG/British Retail Consortium UK Retail Sales Monitor reported total sales across the country for the year increased by 3.2% and on a comparable basis increased by 0.9%. In particular, the London market continued to have strong performance with comparable sales for the 12 months increasing by 6.9%.

More than 50% of the Group's investment in the UK will be in the London market after the opening of Westfield London. This will rise to 75% following the completion of Stratford in 2011.

Group Operating Performance (continued)

United States

	6 months ended 30 June	
	2008	**2007**
Net Property Income	US$432m	US$470 m

	30 Jun 08	**31 Dec 07**
Group Property Investments	US$16.2 bn	US$16.4 bn
Centres	55	55
Annual Retail Sales		
- specialties	US$7.2 bn	US$7.2 bn
Retail Outlets	8,773	8,735
GLA (million sqm)	5.8	5.8

The United States operations contributed operational segment net property income of US$432 million (US$470 million for the six months to 30 June 2007) with comparable mall income growth of 1.0%. The decrease in operational segment net property income reflects the sale of our St Louis portfolio, including Chesterfield, Crestwood, Mid Rivers, South County and West County, and the sale of Northbridge in Chicago since June last year.

Average specialty retail sales in the Group's US centres was US$460 per square foot in line with the same level last year.

At 30 June 2008, the portfolio was 92.8% leased, which is marginally lower than the same time last year. New leases totalling over 1.5 million square feet were completed during the period. New mall shop rents at an average of US$50 per square foot represent a 26.7% increase over expiring rents and includes the positive impact of new projects. The average rent across the entire portfolio at 30 June 2008 was US$45.18 per square foot, an increase of 3.1% over the same time last year.

Development Review

As at 30 June 2008 the Group had 11 projects under construction at a forecast cost of $8.3 billion (Westfield Group share $6.7 billion).

Australia & New Zealand

A summary of the current projects under construction in both Australia and New Zealand as at 30 June 2008 is as follows:

Westfield Group Share	Project Cost	Yield Range
Doncaster	$300 m	7.75% - 8.25%
Riccarton	NZ$75 m	8.25% - 8.50%

During the six months, redevelopment projects at Geelong ($210 million) and Plenty Valley ($210 million) in Victoria were completed and the $600 million redevelopment of Doncaster, in Melbourne, is on schedule for completion in October 2008.

Progress on the Group's landmark project in the Sydney CBD continues with predevelopment works underway for the project's anticipated commencement in the second half of 2008.

In New Zealand, the Group completed the NZ$70 million redevelopment at Manukau. During the six months, the Group commenced a NZ$75 million redevelopment at Riccarton in Christchurch which is due for completion in the first half of 2009.

The current target weighted average yield range for the projects under construction in Australia and New Zealand is 7.8% to 8.3%. This reflects the Group's incremental income yield on the Group's project cost.

United Kingdom

The value of current projects under construction in the United Kingdom as at 30 June 2008 is as follows:

Westfield Group Share	Project Cost	Yield Range
London	£1.1 bn	5.25% - 5.50%
Stratford, London	£1.5 bn	7.00% - 7.50%

Currently there are £3.2 billion of development projects under construction in the United Kingdom. The Group's £1.7 billion development at Westfield London will open on 30 October 2008 with the cinema and leisure components on schedule to open in the 2nd quarter of 2009.

United Kingdom (continued)

The Group's project cost will be approximately £1.1 billion with a yield range on completion of 5.25 – 5.50%. The premium tenancy mix that has been delivered includes retailers such Louis Vuitton, Prada, Gucci and De Beers along with Top Shop, Zara, Apple, Hugo Boss, DKNY, Hollister, MAC, Tag Heuer, and Nike.

During the six months, the Group commenced the £1.45 billion development at Stratford, in London's east, adjacent to the site of the 2012 London Olympic Games. The Stratford project is the largest project the Group has undertaken on a 100% basis. On completion in 2011, Stratford will be 175,000 sqm with over 300 retail and leisure outlets.

The centre will be anchored by Marks and Spencer, Waitrose Supermarket, and the first John Lewis department store in east London.

United States

A summary of the current projects under construction in the United States as at 30 June 2008 is as follows:

Westfield Group Share	30 Jun 08
Number of Projects	7
Project Cost	US$1.0 bn
Yield Range	8.6% - 9.1%

In July, the Group completed two major developments at a total cost of US$355 million. This includes the redevelopment of Plaza Bonita in San Diego, California (US$115 million) and Southcenter in Seattle, Washington (US$240 million). The second stage of Topanga (US$50 million) in Los Angeles, California was also completed, during the third quarter.

Construction continues at the Group's other development sites including Galleria at Roseville (US$260 million) near Sacramento in California, the first stage of which is due for completion in the fourth quarter of 2008. Also in California, redevelopment projects at Culver City (formerly Fox Hills) (US$170 million), Valencia (US$120 million), and Santa Anita (US$120 million) and the final stage of Galleria at Roseville are all scheduled for completion in the fourth quarter of 2009.

Condensed Income Statement

HALF YEAR ENDED 30 JUNE 2008

	30 June 2008	30 June 2007
	A$ M	A$ M
Property income	1,503	1,592
Contribution from equity accounted investments (excluding property revaluations)	126	156
Property revaluations (including equity accounted properties)	248	1,187
Project and management income	75	47
Net capital profits	63	1
Total income	**2,015**	**2,983**
Property and corporate expenses	(560)	(561)
Currency derivatives	8	(244)
EBIT	**1,463**	**2,178**
Financing costs	(271)	(379)
Mark to market of derivatives, preference shares, Property Linked Notes and minority interests treated as debt	143	285
Total financing costs	**(128)**	**(94)**
Profit before tax	**1,335**	**2,084**
Tax expense		
- current	(30)	(28)
- deferred & capital profits	(10)	(70)
Total tax expense	**(40)**	**(98)**
Minority interest	(10)	(12)
Profit after tax	**1,285**	**1,974**
Basic earnings per stapled security (cents)	**66.22**	**110.58**

Condensed Distribution Statement

HALF YEAR ENDED 30 JUNE 2008

	30 June 2008 A$ M	30 June 2007 A$ M
Operational segment result (excluding property revaluations)	**1,202**	**1,284**
Adjusted for:		
- Net interest expense	(270)	(436)
- Operational profit attributable to minority interest	(4)	(4)
Operational profit available for distribution	**928**	**844**
- Offshore operational profit hedging differences available for distribution	108	75
- (Amount retained)/ distribution from retained earnings	(3)	27
Distribution	**1,033**	**946**
Distribution per stapled security (cents)	**53.25**	**53.25**

Condensed Balance Sheet

AS AT 30 JUNE 2008

	30 June 2008 A$ M	31 Dec 2007 A$ M
Cash	658	344
Property investments		
- Shopping centres	36,292	37,409
- Development and redevelopment projects	3,349	2,955
- Property held for redevelopment	1,854	1,698
Net investments in equity accounted entities	4,854	5,131
Other assets	3,442	3,264
Total assets	**50,449**	**50,801**
Interest bearing liabilities	15,158	14,380
Other financial liabilities	2,406	2,772
Finance lease liabilities	76	86
Deferred tax	2,605	2,784
Other liabilities and minority interests	2,885	3,187
Total liabilities	**23,130**	**23,209**
Net assets	**27,319**	**27,592**

Condensed Cash Flow Statement
HALF YEAR ENDED 30 JUNE 2008

	30 June 2008 A$ M	30 June 2007 A$ M
Cash flows from operating activities		
Cash flows from trading activities	1,412	1,312
Income tax, withholding tax and goods and services tax paid	(185)	(108)
Net cash flows from financing activities	**1,227**	**1,204**
Cash flows from investing activities		
Payments for capital expenditure of property investments	(1,158)	(1,338)
Proceeds from the sale of property investments	134	726
Payments for purchases of property, plant and equipment	(20)	(15)
Settlement of asset hedging currency derivatives	46	18
Net cash flows used in investing activities	**(998)**	**(609)**
Cash flows from financing activities		
Proceeds from the issues of securities	113	312
Payments for redemption of other financial instruments	(188)	–
Net proceeds from interest bearing liabilities	1,641	597
Net financing costs	(452)	(571)
Dividends/distributions paid	(1,031)	(917)
Other	(5)	5
Net cash flows from/(used in) financing activities	**78**	**(584)**
Net increase in cash and cash equivalents held	307	11
Add opening cash and cash equivalents brought forward	344	233
Effects of exchange rate changes on opening cash	(14)	-
Cash and cash equivalents at the end of the period	**637**	**244**

Investor Information

Westfield Group Corporate Website

www.westfield.com/corporate

The Westfield Group corporate site contains a variety of investor information, including market presentations, financial results, announcements to the Australian Securities Exchange (ASX) and the recent annual and interim reports.

Distribution Reinvestment Plan

The Westfield Group operates a Distribution Reinvestment Plan. The ASX was advised on 26 June 2008 that the Plan had been suspended until further notice. Further information about the Plan can be located at: www.westfield.com/corporate/investor-services.

Westfield Group Distribution Details

The interim distribution was paid on 29 August 2008 and the final distribution will be paid at the end of February 2009.

Tax File Number (TFN): You are not required by law to provide your Tax File Number, Australian Business Number or Exemption. However, if you do not provide your TFN, ABN or Exemption, withholding tax at the highest marginal rate, currently 46.5% for Australian resident members, may be deducted from distributions paid to you.

If you have not supplied this information and wish to do so, please advise the registry or your sponsoring broker.

Un-presented Cheques & Unclaimed Funds: If you believe you have un-presented cheques please contact the Registry who will be able to do a search for you and assist you in recovering your funds. The Registry can organise a search over the last seven years. For searches beyond this period you should contact the NSW Office of State Revenue.

If you believe you have unclaimed money please go to the NSW Office of State Revenue website www.osr.nsw.gov.au, where you can search for your funds and make a claim to recover your funds online.

Australian Capital Gains Tax considerations: A Westfield Group stapled security comprises three separate assets for capital gains tax purposes.

For capital gains tax purposes you need to apportion the cost of each stapled security and the proceeds on sale of each stapled security over the separate assets that make up the stapled security. This apportionment should be done on a reasonable basis.

One possible method of apportionment is on the basis of the relative Net Tangible Assets of the individual entities.

Relative Net Tangible Assets (NTAs) of entities in the Westfield Group

	Westfield Holdings	Westfield Trust	Westfield America Trust	**TOTAL**
30-Jun-07	7.54%	59.22%	33.24%	
31-Dec-07	8.07%	62.46%	29.47%	
30-Jun-08	6.83%	65.29%	27.88%	
DRP Securities* (ASX Code: WDCDNA) Issued 29 February 2008	$1.41	$10.90	$5.14	**$17.45**

*As advised to the market on 26 June 2008, the Westfield Group's Distribution Reinvestment Plan is currently suspended until further notice.

American Depositary Receipts (ADR code: WFGPY): The Westfield Group established its ADR program in November 2006 providing a tradeable security in the United States. Each Westfield Group ADR has a ratio of 2:1, that is, two existing WDC securities for one Westfield ADR.

Details of the ADR program are available on the Group's website at: http://westfield.com/corporate/investor-services/american-depository-receipts/

Corporate Directory

Westfield Group
Westfield Holdings Limited
ABN 66 001 671 496

Westfield Trust
ARSN 090 849 746
(responsible entity Westfield Management Limited
ABN 41 001 670 579,
AFS Licence No 230329)

Westfield America Trust
ARSN 092 058 449
(responsible entity Westfield America Management Limited
ABN 66 072 780 619,
AFS Licence No 230324)

Registered Office
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7000
Facsimile: +61 2 9358 7077

United States Office
12th Floor
11601 Wilshire Boulevard
Los Angeles California 90025
Telephone: +1 310 478 4456
Facsimile: +1 310 478 1267

New Zealand Office
Level 2, Office Tower
277 Broadway
Newmarket, Auckland 1001
Telephone: +64 9 978 5050
Facsimile: +64 9 978 5070

United Kingdom Office
Level 6, MidCity Place
71 High Holborn
London WC1V 6EA
Telephone: +44 20 7061 1400
Facsimile: +44 20 7061 1401

Secretaries
Simon J Tuxen
Maureen T McGrath

Auditors
Ernst & Young
The Ernst & Young Centre
680 George Street
Sydney NSW 2000

Listing
Australian Securities Exchange
– WDC

Website
westfield.com

82-35029

PLEASE CONTACT US

All changes of name, tax file number, address, payment instructions and document requests should be passed to the Registry.

Share Registry

Computershare Investor Services P/L
GPO Box 2975
Melbourne VIC 3001
Telephone: 1300 132 211
International: +61 3 9415 4070
Facsimile: +61 3 9473 2500
web.queries@computershare.com.au

All other queries can be directed to Investor Relations.

Investor Information

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
Telephone: +61 2 9358 7877
Facsimile: +61 2 9358 7881
E-mail: investor@au.westfield.com
Website: www.westfield.com/corporate

EMAS
VERIFIED ENVIRONMENTAL MANAGEMENT

As part of the Group's focus on environmental factors affecting its business, this Half Year Review Report is printed on papers produced by UPM Kymmene, the No1 forest products company on the Dow Jones sustainability index 2006.

The paper has been manufactured using 'Certified Fibre' from sustainable, well managed forests and processed Chlorine free (ECF).

Novatech is produced by UPM Kymmene Nordland Papier, which is registered under the EU Eco-management & Audit Scheme EMAS (Reg No D-162-00007)

Design: Moncho Creative / monchocreative.com.au
Production: Octopus Solutions / occy.com.au

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westfield.com/corporate

END